SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)

                            CHAPARRAL RESOURCES, INC.
                                (Name of Issuer)


                   Common Stock, Par Value, $0.0001 Per Share
                         (Title of Class of Securities)


                                    159420207
                                 (CUSIP Number)


                             Rosemary Fanelli, Esq.
                          Allen & Company Incorporated
                                711 Fifth Avenue
                            New York, New York 10022
                                  212-832-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 20, 2002
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sec. 240.13d-1(e), (f) or (g) check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                            (Page 1 of 13 Pages)

--------------------------------
SCHEDULE 13D
CUSIP NO. 159420207

-------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON -
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Allen Holding Inc.
-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [x]
                                                                     (b)  [  ]
-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
                                                                           [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                                          0
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                                           0
    EACH                   ----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                                            0
    WITH                   ----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                                     0
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         5,713,146 (includes 31,250 shares underlying warrants to purchase shares of the Issuer's Common Stock.)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [x]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.94%(1)
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         HC
-------------------------------------------------------------------------------

     (1) The percentage state in the "Percent of Class Represented by Amount in Row (11) has been calculated based on number of outstanding shares of the Issuer's Common Stock reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on May 20, 2002.

--------------------------------
SCHEDULE 13D
CUSIP NO. 159420207

--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON -
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Allen & Company Incorporated
--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)  [x]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
                                                                         [  ]
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                5,713,146 (includes 31,250 shares underlying warrants
    SHARES                to purchase shares of the Issuer's Common Stock.)
BENEFICIALLY               -----------------------------------------------------
OWNED BY                   8.  SHARED VOTING POWER
    EACH                            0
REPORTING                  -----------------------------------------------------
   PERSON                  9.  SOLE DISPOSITIVE POWER
    WITH                            5,713,146 (includes 31,250 shares underlying
                                    warrants to purchase shares of the Issuer's
                                    Common Stock.)
                           -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                                    0
                           -----------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         5,713,146 (includes 31,250 shares underlying warrants to purchase shares of the Issuer's Common Stock.) (1)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                          [x]
--------------------------------------------------------------------------------


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         14.94%2
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO, BD
--------------------------------------------------------------------------------

  (2) The percentage state in the "Percent of Class Represented by Amount in Row (11) has been calculated based on number of outstanding shares of the Issuer's Common Stock reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on May 20, 2002.

                        Amendment No. 10 to Schedule 13D


         The Reporting Persons hereby amend their Schedule 13D relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Chaparral Resources, Inc. (the "Issuer"), to report their reduced ownership by virtue of certain transactions taken by the Issuer, which were consented to by Allen and Company Incorporated ("Allen"), as more fully explained in Items 4 and 6 below and to reflect that certain warrants have expired by their terms.

         Item 3.  Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

         Not Applicable.

         Item 4.  Purpose of Transaction.
                  ----------------------

     The Issuer has entered into the transactions contemplated by that certain Master Agreement between the Issuer and Central Asian Industrial Holdings, N.V. ("CAIH"), including (i) the issuance of 22,925,701 shares of Common Stock to CAIH, (ii) the issuance of a five year warrant to purchase 3,076,923 shares of Common Stock at a purchase price of $1.30, (iii) the repurchase by the Issuer of 50,000 shares of Series A Preferred Stock held by Exeter Finance Group for no more than $2.3 million dollars and (iv) the issuance of 1,000,000 shares of Common Stock to Closed Type JSC Karakudukmunay. As a result of the foregoing transactions, the Reporting Persons' aggregate beneficial ownership interest in the Issuer's Common Stock has been reduced from 40.00% (based on the number of outstanding shares of the Issuer's Common Stock reported on the Form 10-K filed by the Issuer with the SEC on April 15, 2002) to 14.94% (based on the number of outstanding shares of the Issuer's Common Stock reported on the Form 10-Q filed by the Issuer with the SEC on May 20, 2002). In light of the fact that the Reporting Persons' beneficial ownership in the Issuer's Common Stock is now less than 20% and that the Reporting Persons do not have the intent (nor, in light of CAIH's 60% beneficial ownership interest in the Issuer's Common Stock, the ability) to directly or indirectly change or influence the control of the Issuer, the Reporting Persons will henceforth report their passive investment in the Issuer's Common Stock on a Schedule 13G and intend to file their initial
Schedule 13G shortly after the filing of this Schedule 13D.

         Item 5.  Interest in Securities of the Issuer.
                  ------------------------------------

         (a) As of the close of business on May 20, 2002, the Reporting Persons, by virtue of the language of Rule 13d-3(d), may be deemed to own beneficially in the aggregate 5,713,146 shares of the Issuer's Common Stock which constitutes 14.94% of the outstanding shares (based upon the number of outstanding shares of the Issuer's Common Stock reported on the Form 10-Q filed by the Issuer with the SEC on May 20, 2002).

----------------------------------------------- -------------------------------------- ---------------------------
                     Name                              Shares of Common Stock                  Percentage
----------------------------------------------- -------------------------------------- ---------------------------
----------------------------------------------- -------------------------------------- ---------------------------

----------------------------------------------- -------------------------------------- ---------------------------
----------------------------------------------- -------------------------------------- ---------------------------
Allen Holding Inc. ("AHI")                             5,713,146 (1) (2) (3)                    14.94% *
----------------------------------------------- -------------------------------------- ---------------------------
----------------------------------------------- -------------------------------------- ---------------------------
Allen & Company Incorporated                           5,713,146 (1) (2) (3)                    14.94% *
----------------------------------------------- -------------------------------------- ---------------------------

----------------------

(*) The percentage state in the "Percent of Class Represented by Amount in Row (11) has been calculated based on number of outstanding shares of the Issuer's Common Stock reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on May 20,
         2002.

(1) Includes the 31,250 shares underlying warrants to purchase shares of the Issuer's Common Stock.

(2) Does not include certain shares owned directly by certain officers and stockholders of Allen and AHI with respect to which Allen and AHI disclaim beneficial ownership. Certain officers and stockholders of AHI and Allen may be deemed to beneficially own certain shares of the Issuer's Common Stock reported to be beneficially owned directly by Allen and AHI.

(3)      Represents shares owned by Allen, a wholly-owned subsidiary of AHI.

         (b) AHI owns 100% of the outstanding stock of Allen, and so may be deemed to beneficially own the shares which Allen owns as reported in Item 5(a) herein.

         (c) Other than in connection with Allen's capacity as a market maker, no trades were made by Allen or AHI for their own account in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ----------------------------------------------------------------------

         Allen has consented in writing to the transactions contemplated by that certain Master Agreement between the Issuer and Central Asian Industrial Holdings, N.V. ("CAIH"), including (i) the issuance of 22,925,701 shares of Common Stock to CAIH, (ii) the issuance of a five year warrant to purchase 3,076,923 shares of Common Stock at a purchase price of $1.30, (iii) the repurchase by the Issuer of 50,000 shares of Series A Preferred Stock held by Exeter Finance Group for no more than $2.3 million dollars, and (iv) the issuance of 1,000,000 shares of Common Stock to Closed Type JSC Karakudukmunay.


Item 7.  Material To be Filed as Exhibits.
         --------------------------------

Exhibit A:      Directors and Executive Officers of Allen Holding Inc. and Allen
& Company Incorporated

Exhibit B:      Form of Written Consent of Allen

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:     May 20, 2002

ALLEN HOLDING INC.

By: /s/ Kim M Wieland
    __________________________
Name:    Kim M. Wieland
Title:    Managing Director and CFO

ALLEN & COMPANY INCORPORATED

By: /s/ Kim M Wieland
    __________________________
Name:    Kim M. Wieland
Title: Managing Director and CFO

                                                                     EXHIBIT A


                             OFFICERS AND DIRECTORS
                                       OF
                          ALLEN & COMPANY INCORPORATED


                                                                   Principal Occupation (i.e., Position with Allen & Company
Name(xx)                                    Business Address       Incorporated)
-----------                                 ----------------       ----------------------------------------------------------------
Charles M. Allen                                   x               Vice President
Herbert A. Allen                                   x               President, Managing Director, Director, Chief Executive
                                                                   Officer
Herbert A. Allen III                               x               Executive Vice President, Managing Director, Director
Grace Allen                                        x               Director
Glenn A. Andreas III                               x               Vice President
Eran S. Ashany                                     x               Executive Vice President, Managing Director, Director
Edmund M. Bleich                                   x               Vice President
Jay B. Bockhaus                                    x               Vice President
William W. Bradley                                 x               Managing Director
Denise Calvo-Silver                                x               Vice President, Director
Dominick J. Cantalupo                              x               Vice President, Co-Chief Operations Officer
Marvyn Carton                                      x               Director-Emeritus
Robert H. Cosgriff                                 x               Executive Vice President, Managing Director, Director
Mary L. Cullen                                     x               Vice President, Secretary, Director
Robert Dean                                        x               Executive Vice President, Managing Director, Director
Orin F. Devereux                                   x               Vice President, Director
Daniel Englander                                   x               Vice President
Rosemary Fanelli                                   x               Vice President, Chief Compliance Officer
Howard M. Felson                                   x               Vice President, Assistant Secretary, Controller
Anthony J. Ferrante                                x               Treasurer
Richard L. Fields                                  x               Executive Vice President, Managing Director, Director
Shana Fisher                                       x               Director
Paul A. Gould                                      x               Executive Vice President, Managing Director, Director
Stephen D. Greenberg                               x               Executive Vice President, Managing Director, Director
John Griffen                                       x               Vice President, Director
William F. Hughes, III                             x               Vice President
John H. Josephson                                  x               Executive Vice President, Managing Director,  Director
Donald R. Keough                                   x               Chairman of the Board
Clarke R. Keough                                   x               Vice President, Director
Kaveh A. Khosrowshahi                              x               Executive Vice President, Managing Director, Director
Leroy C. Kim                                       x               Vice President
Neal Kopp                                          x               Vice President
Terry Allen Kramer                                 x               Director
Thomas J. Kuhn                                     x               Vice President, Director
Andreas L. Lazar                                   x               Vice President
Robert A. Mackie                                   x               Executive Vice President, Managing Director, Director
James C. Maiden, Jr.                               x               Vice President
Terence C. McCarthy                                x               Co-Chief Operations Officer, Vice President
Kenneth L. Miltenberger                            x               Chief Technology Officer
Terrence Morris                                    x               Vice President
Brian J. Murphy                                    x               Vice President, Director
Louis J. Mustacchio                                x               Vice President
Walter T. O'Hara, Jr.                              x               Executive Vice President, Managing Director, Director
Christine Olenchalk                                x               Vice President, Assistant Secretary
Margaret O'Shea                                    x               Vice President
Nancy B. Peretsman                                 x               Executive Vice President, Managing Director, Director
Eugene Protash                                     x               Vice President, Assistant Secretary
James W. Quinn                                     x               Vice President, Director
Philip D. Scaturro                                 x               Executive Vice President, Managing Director, Director
John A. Schneider                                  x               Executive Vice President, Managing Director, Director
Enrique F. Senior (Cuba)                           x               Executive Vice President, Managing Director, Director
Joseph E. Sheehan                                  x               Vice President
Stanley S. Shuman                                  x               Executive Vice President, Managing Director, Director
John M. Simon                                      x               Executive Vice President, Managing Director, Director
Kenneth M. Siskind                                 x               Vice President
Frank J. Stanley, IV                               x               Vice President
Peter Supino                                       x               Vice President
Dennis J. Warfield                                 x               Chief Information Officer, Vice President
David M. Wehner                                    x               Vice President
Daniel Weidlein                                    x               Vice President
Edward D. Weinberger                               x               Director
Kim M. Wieland                                     x               Executive Vice President, Managing Director, Chief
                                                                   Financial Officer, Director




x      711 Fifth Avenue, New York, New York 10022-3194.
xx     All the Executive Officers and Directors of Allen & Company Incorporated are U.S. citizens unless otherwise indicated.








                                                    OFFICERS AND DIRECTORS
                                                              OF
                                                      ALLEN HOLDING INC.


Name (xx)                                     Business Address     Principal Occupation (i.e., Position with Allen Holding Inc.
---------                                       ----------------   ------------------------------------------------------------
Herbert A. Allen                                   x               President, Director, Chief Executive Officer
Herbert A. Allen III                               x               Executive Vice President, Director
Mary L. Cullen                                     x               Vice President, Secretary, Director
Howard M. Felson                                   x               Vice President, Assistant Secretary, Controller
Anthony J. Ferrante                                x               Treasurer
Richard L. Fields                                  x               Executive Vice President, Director
Paul A. Gould                                      x               Executive Vice President, Director
Donald R. Keough                                   x               Chairman of the Board, Director
Christine Olenchalk                                x               Vice President, Assistant Secretary
Nancy B. Peretsman                                 x               Executive Vice President, Director
Eugene Protash                                     x               Vice President, Assistant Secretary
Bradley Roberts                                    x               Director, Executive Vice President
John M. Simon                                      x               Executive Vice President, Director
Kim M. Wieland                                     x               Executive Vice President, Chief Financial Officer, Director



x      711 Fifth Avenue, New York, New York 10022-3194.
xx     All the Executive Officers and Directors of Allen Holding Inc. are U.S. citizens unless otherwise indicated.


                                                                       EXHIBIT B
                            FORM OF WRITTEN CONSENT
___________, 2002


Chaparral Resources, Inc.
16945 Northchase Drive
Suite 1620
Houston, TX 77060

Gentlemen:

         We understand that Chaparral Resources Inc. ("Company") has entered into a Master Agreement with Central Asian Industrial Holdings, NV ("CAIH") ("Master Agreement") relating to an investment by CAIH (or a wholly owned subsidiary of CAIH) in the Company consisting of a subscription for shares of the Company's common stock which when issued will represent 60% of the Company's issued and outstanding common stock and the issuance of a loan note following the refinancing of the Company and certain of its affiliated entities. We understand that the Company will be making certain changes to its Certificate of Incorporation and Bylaws. We also understand that as a condition precedent to closing of the transactions contemplated by the Master Agreement as described below that the Principal Shareholders of the Company are required to execute this letter.

I.       Transactions Contemplated by the Master Agreement ("Transactions")


1. CAIH will purchase 22,925,701 newly issued shares of the Company's common stock (or such larger number which in the aggregate will represent no less than 60% of the Company's issued and outstanding stock after completion of the Transactions) for US$8.0 million.

2. CAIH will purchase a US$4.0 million 12% note ("Note") to be issued by the Company (and its subsidiary Central Asian Petroleum (Guernsey) Limited.

3. Contemporaneously with the purchase of the Note, the Company will grant CAIH a five year warrant to purchase 3,076,923 shares of the Company's common stock (subject to adjustment as provided in the warrant) at a price of US1.30 per share.

4. CAIH will arrange for Open Joint Stock Company Kazkommertsbank to grant a credit facility to Closed Joint Stock Company Karakudukmunai ("KKM") in the aggregate amount of approximately US$33 million at an interest rate of 14% per annum consisting of a US$28 million refinancing loan ("Refinancing Loan") and a US$5 million working capital facility ("Working Capital Facility"). CAIH will purchase the Company's outstanding loan from Shell Capital, Inc. ("Shell Capital Loan") for a total of $30.45 million in accordance with the Shell Loan Sale and Purchase Agreement dated May 3, 2002 ("Shell Loan Sale and Purchase Agreement"). The total purchase price of $30.45 million will consist of $28 million in payments made by the Company directly to Shell Capital, reducing the Shell Capital Loan, and $2.45 million transferred directly to Shell Capital by CAIH. The Refinancing Loan is to be used to fund the Company's $28 million payment to Shell Capital. Mechanically, KKM will repay existing debt to CAP-G and CAP-G will in turn use such funds to repay existing debt to the Company which in turn will pay such US$28 million to Shell Capital per the terms of the Shell Loan Sale and Purchase Agreement.

5. Following the closing of the Shell Loan Sale and Purchase Agreement, the outstanding balance of the Shell Loan will be approximately US$11,000,000. Upon the closing of the Master Agreement, the remaining balance of the Shell Loan will be written down to $2.45 million, the existing Shell Capital Warrant will be canceled, and the 40% net profits interest in KKM (represented by the Class B preferred stock of CAP-G issued to Shell Capital on September 30, 2001) will be reacquired by CAP-G for a nominal amount and cancelled. All other agreements with Shell Capital or its affiliates are to be terminated, including KKM's crude oil sales agreement with STASCO and the technical services agreement with Shell Global Solutions.

6. The Company will acquire all of the issued and outstanding stock of Korporatsiya Mangistau Terra International ("MTI") which holds a ten percent (10%) interest in KKM for no more than US$1.2 million in cash and 1,000,000 shares of the Company's common stock.

7. The Company will re-purchase the 50,000 shares of the Company's Series A Preferred stock held by the Exeter Finance Group, Inc. for no more than US$2.3 million dollars.

8. CAIH will receive a US$1.788 million refinancing fee upon closing the Transactions.

9. Effective on closing the Transactions, CAIH will not object to the Company's OPIC political risk insurance and transportation risk insurance policies being cancelled.

10. Effective on closing of the Transactions, the Company's Board of Directors will be restructured to seven (7) members, five (5) of whom are to be appointed by CAIH and the remaining two (2) are to be designated by the existing Company directors provided that these two
         (2) nominees must be acceptable to CAIH.

11. As soon as practicable following closing of the Transactions, the Company's Certificate of Incorporation and Bylaws will be amended as provided in Schedule 5 to the Master Agreement and attached hereto.

Consent to the Transactions

     We understand that it is a condition precedent to the completion of the Transactions that the Principal Stockholders of the Company holding in the aggregate not less than 51% of the outstanding shares of the Company, consent to the Transactions.

         Accordingly, for good and valuable consideration the sufficiency of which is acknowledged, and in order to induce CAIH to complete the Transactions, the undersigned hereby consents to the Transactions but without making any representations with respect thereto and agrees that in the event that any one or more of the Transactions are submitted to the shareholders of the Company for approval substantially as described herein, it will vote all of the shares of the Company's common stock owned or controlled by it in favor of the Transactions (which term shall be deemed to include, without limitation, the matters set forth in paragraphs 10 and 11 above) and will take such other necessary or desirable actions within its control, including, without limitation, attendance at all shareholder meetings in person or by proxy, voting against any action or agreement that would result in the non-performance of, or that would otherwise impede, interfere with, delay, postpone or attempt to discourage, the Transactions and exercising its written consent as set out above in lieu of voting at any meeting to effectuate the approval of the Transactions.


Very truly yours,

ALLEN AND COMPANY INCORPORATED

By:_________________
   -----------------
[Print Name and Title]






--------
1 The percentage stated in the "Percent of Class Represented by Amount in Row
(11)" has been calculated based on number of outstanding shares of the Issuer's Common Stock reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission ("SEC") on May 20, 2002.

2 The percentage stated in the "Percent of Class Represented by Amount in Row
(11)" has been calculated based on the number of outstanding shares of the Issuer's Common Stock reported on the Form 10-Q filed by the Issuer with the SEC on May 20, 2002.